COBHAM

07028845

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/20792

14th December 2007

SEC MAIL PROCESSING RECEIVED
DEC 20 2007
WASH. D.C. 186 SECTION

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

Dear Sirs

SUPPL

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Stock Exchange announcement dated 10 December 2007 relating to contract win.
2. Stock Exchange announcement dated 12 December 2007 relating to additional listing.
3. Notice of allotment of shares or securities on Form 88(2) dated 6 December 2007.
4. Notice of allotment of shares or securities on Form 88(2) dated 11 December 2007.
5. General Purposes Committee resolution allotting securities dated 6 December 2007.
6. General Purposes Committee resolutions allotting securities dated 11 December 2007.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

J M Pope
Company Secretary/Solicitor

PROCESSED
JAN 04 2008
THOMSON
FINANCIAL

1/2/08

Company	Cobham PLC
TIDM	COB
Headline	Contract Win
Released	07:00 10-Dec-07
Number	5033J

RNS Number:5033J
Cobham PLC
10 December 2007

#227
10 December 2007

£9M ROYAL MALAYSIAN AIR FORCE ORDER FOR SU-30 REFUELLING

Cobham plc (Cobham) has been awarded a contract worth £9m to supply and integrate its 754 buddy store refuelling system on Su-30 MKM fighters for the Royal Malaysian Air Force (RMAF). The contract for Cobham's buddy store system, which includes spares and support equipment, will provide the RMAF with the ability to extend the Su-30's range by combining tanking with defensive and offensive capabilities.

Following investment by Cobham in an extensive qualification programme during 2005, the buddy store system is fully qualified for the Su-30 and incorporates over 40 years of design, integration and air refuelling expertise, providing a proven and unique refuelling solution for this latest generation fighter.

Allan Cook, Cobham Chief Executive said:
"This order from the RMAF for the Su-30 fighter is a further endorsement of our 'nose to tail' air refuelling technology, underlining our world class capability in this field. Cobham equipment has been qualified on seven refuelling programmes worldwide over the last two years. We are very excited about the prospects for further orders for our equipment on the Su-30."

ENQUIRIES
Cobham plc

Allan Cook, Chief Executive	+44 (0)1202 882020
Warren Tucker, Group Financial Director	+44 (0)1202 882020
Julian Wais, Director of Investor Relations	+44 (0)1202 857998
Julian Hellebrand, Group Director of Communications	+44 (0)1202 857651

Weber Shandwick Financial

Susan Ellis/Louise Robson	+44 (0)20 7067 0700

Cobham plc is an international company engaged in the development, delivery and support of advanced aerospace and defence systems for land, sea and air platforms. The company has five technology divisions and one in the service sector that collectively specialise in the provision of components, subsystems and services that keep people safe, improve communications and enhance the performance of aerospace and defence platforms.

The Cobham Air Refuelling & Auxiliary Mission Equipment Division provides a nose-to-tail refuelling capability, from tactical tanking for helicopters, buddy-buddy and special operations to strategic tanking for deployment and sustainment of fixed and rotary wing aircraft. Over 1,000 refuelling systems have been delivered to date. The Division also specialises in wing-tip to wing-tip mission systems for fast jets and rotorcraft, including external fuel tanks, missile launchers, pneumatic and pyrotechnic bomb ejection, defensive aid chaff and flare systems, pneumatic multi-store carriers and aerial targets.

This information is provided by RNS
The company news service from the London Stock Exchange

END

File No. 8234923

Close

Company	Cobham PLC
TIDM	COB
Headline	Additional Listing
Released	10:21 12-Dec-07
Number	7276J

RNS Number:7276J
Cobham PLC
12 December 2007

Cobham plc announces that an application has been made to the UK Listing Authority and the London Stock Exchange for the admission to the Official List and admission to trading of a block listing of 900,000 ordinary shares of 2.5p each. These shares, which rank pari passu with the existing ordinary shares in issue, will be allotted from time to time in accordance with the exercise of options under the following schemes:

Name of Scheme	Number of Shares
Cobham Executive Share Option Scheme (1994)	400,000
Cobham Executive Share Option Scheme (2004)	500,000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	06	12	2007			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	29,850		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 8234923

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode EC3P 3DB	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 29,850
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] J m Pope Date 7/12/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

SECRETAREAT

88(2)

Please complete in typescript, or in bold black capitals
CHFP029

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	11	12	2007			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	179,760		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 8234923

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode EC3P 3DB	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 179,760
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] JIM POPE. Date 11/12/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 6th December 2007

Present: **A E Cook** - **Chairman**
W G Tucker

In attendance: **J M Pope** - **Company Secretary**

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (2004)

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.09.04	J Salata	1.12.07	29,850	£40,217.89

It was resolved that a total of 29,850 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (p)
J Salata	29,850	132.2333

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 29,850 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held by telephone on 11th December 2007

Present: A E Cook - Chairman
W G Tucker

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994)

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
30.10.03	J M Pope	11.12.07	7,590 ("A")	£9,000.45
27.10.00	"	"	1,790 ("U")	£1,855.62
20.11.01	"	"	8,310 ("U")	£8,999.73
29.10.02	"	"	78,970 ("U")	£71,993.79
30.10.03	"	"	43,020 ("U")	£51,014.41

1.2 The Cobham Executive Share Option Scheme (2004)

20.09.04	"	"	15,580 ("A")	£20,991.45
20.09.04	"	"	24,500 ("U")	£33,009.66

It was resolved that a total of 179,760 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (p)
J Pope	7,590	116.083
	1,790	101.166
	8,310	105.8
	78,970	0.88666
	43,020	116.083
	15,580	132.2333
	24,500	132.2333

1.3 It was further resolved that the secretary be instructed:

1.3.1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 179,760 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....

Chairman

END